UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

March 29, 2013
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Granot Mobile Post Hefer,
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that:

•
On March 27, 2013, a lawsuit was filed against the Company, Mr. Yaacov Bar Lev and Mr. Shimon Cohen at the Israeli labor court in Tel Aviv. The lawsuit was filed by Mr. David Schwartz, formerly the chief executive officer and the chairman of the board of directors of the Company. Pursuant to the lawsuit, Mr. Schwartz claims that the Company owes him a total amount of NIS 644,125 due to services granted by Mr. Schwartz to the Company as the chief executive officer and chairman of the board of directors of the Company. The Company has thirty days to respond to the lawsuit. As of the date of this report, the Company reviews the lawsuit to evaluate the claims included therein.

•
The Special General Meeting of Shareholders (the "Meeting"), originally scheduled to take place on March 27, 2013 (see the Company's report on Form 6-K furnished to the Securities and Exchanges Commission on February 21, 2013), is postponed to April 3, 2013 at 11:00 a.m. (Israel time). The postponement is due to the lack of legal quorum available at the original date of the Meeting.

•
The previously reported negotiations for the sale of  the Company's subsidiaries' intellectual property rights (see the Company's report on Form 6-K furnished to the Securities and Exchanges Commission on November 8, 2012), were terminated as of March 21, 2013.

•
On March 12, 2013, Mr. Youval Mor-Mously was appointed as member of the Company's board of directors, effective immediately. Mr. Mor-Mously was also appointed as a member of the board of directors' compensation and the board directors' committee for the examination of financial statements. The Company's board of directors has determined that Mr. Mor-Mously is independent under the requirements of the Israeli Companies Law, 1999. Mr. Mor-Mously is an attorney-at-law admitted for the practice of law in the State of Israel. He has an LL.B. from Tel Aviv University, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2013	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Yaacov Bar Lev —————————————— Yaacov Bar Lev Chairman